                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                               (Amendment No. 18)

                             UNITED TELEVISION, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.10 per share
                         (Title of Class of Securities)

                                   913066-10-6
                                 (CUSIP Number)

                             Lynn Toby Fisher, Esq.
                   Kaye, Scholer, Fierman, Hays & Handler, LLP
                                 425 Park Avenue
                            New York, New York 10022
                                 (212) 836-8000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 AUGUST 13, 2000
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 11 Pages)

                                  SCHEDULE 13D

CUSIP NO. 913066-10-6                                                                       PAGE 2 OF 11 PAGES
                                                                                                --    ---
---------------------------------------                                         --------------------------------------
----------------------------------------------------------------------------------------------------------------------
  1.                         NAME OF REPORTING PERSON:  Chris-Craft Industries, Inc.
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  94-1461226
----------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (A) O
  2.                                                                                                             (B) O
----------------------------------------------------------------------------------------------------------------------
  3.                         SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
  4.
                             WC, OO
----------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5.                         TO ITEMS 2(D) OR 2(E)                                                                   O
----------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                             Delaware
----------------------------------------------------------------------------------------------------------------------
     NUMBER OF      7.       SOLE VOTING POWER
      SHARES                 None
   BENEFICIALLY     8.       SHARED VOTING POWER
     OWNED BY                5,509,027
       EACH
     REPORTING      9.       SOLE DISPOSITIVE POWER
      PERSON                 None
       WITH
                    10.      SHARED DISPOSITIVE POWER
                             5,509,027
----------------------------------------------------------------------------------------------------------------------
  11.                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,509,027
----------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
  12.                        SHARES*                                                                                 O
----------------------------------------------------------------------------------------------------------------------
  13.                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             57.9%
----------------------------------------------------------------------------------------------------------------------
                             TYPE OF REPORTING PERSON*
  14.
                             CO
----------------------------------------------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

CUSIP NO. 913066-10-6                                                                         PAGE 3 OF 11 PAGES
                                                                                                   --   ---
---------------------------------------                                          -------------------------------------
----------------------------------------------------------------------------------------------------------------------
  1.                         NAME OF REPORTING PERSON:  BHC Communications, Inc.
                             I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  59-2104168
----------------------------------------------------------------------------------------------------------------------
                             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                   (A) O
  2.                                                                                                             (B) O
----------------------------------------------------------------------------------------------------------------------
  3.                         SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
                             SOURCE OF FUNDS*
  4.
                             WC, OO
----------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
  5.                         TO ITEMS 2(D) OR 2(E)                                                                   O
----------------------------------------------------------------------------------------------------------------------
                             CITIZENSHIP OR PLACE OF ORGANIZATION
  6.
                             Delaware
----------------------------------------------------------------------------------------------------------------------
     NUMBER OF         7.    SOLE VOTING POWER
      SHARES                 None
   BENEFICIALLY        8.    SHARED VOTING POWER
     OWNED BY                5,509,027
       EACH
     REPORTING         9.    SOLE DISPOSITIVE POWER
      PERSON                 None
       WITH
                       10.   SHARED DISPOSITIVE POWER
                             5,509,027
----------------------------------------------------------------------------------------------------------------------
  11.                        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                             5,509,027
----------------------------------------------------------------------------------------------------------------------
                             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
  12.                        SHARES*                                                                                 O
----------------------------------------------------------------------------------------------------------------------
  13.                        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             57.9%
----------------------------------------------------------------------------------------------------------------------
                             TYPE OF REPORTING PERSON*
  14.
                             CO
----------------------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     Items 1, 2, 4, 5 and 6 of the Statement on Schedule 13D of Chris-Craft Industries, Inc., dated July 1, 1981, and most recently amended pursuant to Amendment No. 16 and Amendment No. 17 to the Statement on Schedule 13D of Chris-Craft Industries, Inc. and BHC Communications, Inc., dated August 17, 1988 and June 8, 1992, respectively, relating to common stock, par value $.10 per share, of United Television, Inc. are amended to read in their entirety as follows:

ITEM 1. SECURITY AND ISSUER.

     This statement on Schedule 13D relates to common stock, par value $.10 per share ("Common Stock") of United Television, Inc., a Delaware corporation (the "Issuer"). The principal executive office of the Issuer is located at 132 S. Rodeo Drive, 4th Floor, Beverly Hills, California 90212. The Issuer's principal business is television broadcasting.

ITEM 2. IDENTITY AND BACKGROUND.

     Chris-Craft Industries, Inc., a Delaware corporation ("Chris-Craft"), may be deemed to share beneficial ownership of the Common Stock owned by its majority-owned subsidiary, BHC Communications, Inc., a Delaware corporation ("BHC"). (Chris-Craft and BHC sometimes are referred to herein collectively as the "Reporting Persons"). Chris-Craft's principal business is television broadcasting, conducted through its majority-owned subsidiary, BHC, and its respective subsidiaries. BHC's principal business is television broadcasting, conducted through its wholly-owned and majority-owned subsidiaries. The principal business address and the principal office address of each of Chris-Craft and BHC is 767 Fifth Avenue, New York, New York 10153.

     Set forth below is the name, business address and information relating to the present principal occupation or employment of each executive officer and director of each of the Reporting Persons. No individual not named below controls any Reporting Person.

     Herbert J. Siegel, 767 Fifth Avenue, New York, New York 10153, is Chairman of the Board and President of Chris-Craft, Chairman of the Board of BHC and a director of the Issuer.

     Brian C. Kelly, 767 Fifth Avenue, New York, New York 10153, is a Senior Vice President and General Counsel and Secretary of each of Chris-Craft and BHC.

     Joelen K. Merkel, 5355 Town Center Road, Suite 200, Boca Raton, Florida 33486-1001, is a Senior Vice President and Treasurer of each of Chris-Craft and BHC.

     John C. Siegel, 650 California Street, San Francisco, California 94108, is an Executive Vice President and a director of Chris-Craft, a director of BHC and Chairman of the Board and a director of the Issuer, and is President of UTV of San Francisco, Inc., a subsidiary of the Issuer that owns UHF television station KBHK. UTV of San Francisco, Inc.'s principal business is television broadcasting and its address is 650 California Street, San Francisco, California 94108.


                               Page 4 of 11 Pages

     William D. Siegel, 767 Fifth Avenue, New York, New York 10153, is an Executive Vice President and a director of Chris-Craft and President and Chief Executive Officer and a director of BHC.

     Evan C Thompson, 132 S. Rodeo Drive, 4th Floor, Beverly Hills, California 90212, is Executive Vice President of Chris-Craft and President of its Television Division and President and a director of the Issuer.

     John C. Bogle, P.O. Box 2600, Valley Forge, Pennsylvania 19482, is a director of Chris-Craft and the Senior Chairman and Founder of The Vanguard Group and a director of the Mead Corporation. The Vanguard Group's principal business is investment management and its address is 100 Vanguard Boulevard, Malvern, Pennsylvania 19355. Mead Corporation's principal business is the manufacture and sale of paper, pulp, paperboard, lumber and other wood products. It also manufactures and distributes consumer and office supplies. Mead Corporation's address is Courthouse Plaza Northeast, Dayton, Ohio 45463.

     T. Chandler Hardwick, III, Park Street, Blairstown, New Jersey 07825, is a director of Chris-Craft and the Headmaster at Blair Academy. Blair Academy's principal business is the preparation of students in grades 9 through 12 toward admission in selective colleges and its address is P.O. Box 600, Blairstown, New Jersey 07825.

     Jeane J. Kirkpatrick, 1150 17th Street, N.W., Suite 1100, Washington, D.C. 20036, is a director of Chris-Craft and the Leavey Professor of Government at Georgetown University and a Senior Fellow at the American Enterprise Institute for Public Policy Research (the "Institute"). Georgetown University's principal business is teaching and research and its address is 37th and O Streets, Washington, D.C. 20057. The Institute's principal business is research of public policy issues and its address is 1150 17th Street, N.W., Suite 1100, Washington, D.C. 20036.

     David F. Linowes, 308 Lincoln Hall, 702 S. Wright Street, Urbana, Illinois 61801, is a director of Chris-Craft and Professor of Political Economy and Public Policy and Boeschenstein Professor Emeritus at the University of Illinois. The principal business of the University of Illinois is teaching, research and public service and its address is 601 East John Street, Champaign, Illinois 61820.

     Norman Perlmutter, 614 Laurel Avenue, Highland Park, Illinois 60601, is a director of Chris-Craft and the Issuer and the Chairman of the Board of Managers of Perlmutter Investment Company, L.L.C. Perlmutter Investment Company, L.L.C.'s principal business is real estate consulting and its address is 614 Laurel Avenue, Highland Park, Illinois 60601.

     John L. Eastman, 39 West 54th Street, New York, New York 10019, is a director of each of BHC and the Issuer and is a partner in the law firm of Eastman & Eastman. Eastman & Eastman's principal business is the practice of law and its address is 39 West 54th Street, New York, New York 10019.


                               Page 5 of 11 Pages

     Barry S. Greene, 12065 Vestal Manor, Coral Springs, Florida 33071, is a consultant to Chris-Craft and a director of BHC.

     Laurence M. Kashdin, 1935 N.W. 124th Avenue, Coral Springs, Florida 33071, is a consultant to Chris-Craft and a director of BHC.

     Morgan L. Miller, 111 West 40th Street, New York, New York 10018, is a director of BHC and Vice Chairman of National Spinning Company, Inc. National Spinning Company, Inc.'s principal business is yarn manufacturing and its address is 111 West 40th Street, New York, New York 10018.

     Each of the individuals listed above is a citizen of the United States of America. During the last five years, none of the Reporting Persons or any of such individuals: (1) has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

ITEM 4. PURPOSE OF TRANSACTION.

     Pursuant to the Antitrust Improvements Act of 1976, Chris-Craft advised the Federal Trade Commission and the Antitrust Division of the Department of Justice on May 1, 1981 that Chris-Craft intended, subject to market conditions, from time to time, to acquire at least 25% of the outstanding voting securities of the Issuer and, ultimately, sufficient shares to elect a majority of the Issuer's Board of Directors. On June 18, 1981, Chris-Craft filed an application with the Federal Communications Commission ("FCC") seeking FCC consent to "control" the Issuer, as that term is defined in the Communications Act of 1934.

     On October 13, 1981, the FCC granted Chris-Craft's application for control. In October 1983, the FCC granted Chris-Craft's application for consent to an increase in Chris-Craft's holdings in the Issuer to 50% or more of the Common Stock. As of August 13, 2000, Chris-Craft and BHC owned beneficially 5,509,027 shares of Common Stock. These 5,509,027 shares constituted approximately 57.9% of the 9,514,223 shares of Common Stock outstanding at that date.

     Neither Chris-Craft nor BHC has any current plan to purchase any additional shares of Common Stock, and the Issuer has no current plan to purchase its outstanding shares of Common Stock.

     On August 13, 2000, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") among the Issuer, The News Corporation Limited ("Buyer"), News Publishing Australia Limited, and Fox Television Holdings, Inc. pursuant to which the Issuer will merge with a subsidiary of Buyer. A copy of the Merger Agreement is incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Issuer on August 23, 2000 (the "8-K").


                               Page 6 of 11 Pages

     Please see Item 6 below with regard to the Voting Agreement and the irrevocable proxy, both described in Item 6.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As of August 13, 2000, Chris-Craft and BHC owned beneficially 5,509,027 shares of Common Stock. These 5,509,027 shares constituted approximately 57.9% of the 9,514,223 shares of Common Stock outstanding at that date. John L. Eastman has advised the Reporting Persons that he owns 11,500 shares of Common Stock, constituting an insignificant percentage of the outstanding shares. Norman Perlmutter has advised the Reporting Persons that he owns 11,500 shares of Common Stock, constituting an insignificant percentage of the outstanding shares. John C. Siegel has advised the Reporting Persons that he owns 1,000 shares of Common Stock, constituting an insignificant percentage of the outstanding shares. Evan C Thompson has advised the Reporting Persons that he owns 25,000 shares of Common Stock, constituting an insignificant percentage of the outstanding shares. Other than Chris-Craft and BHC, which may be deemed to have shared voting and dispositive power, the persons listed in this paragraph have the sole power to vote and dispose of the shares of Common Stock owned by them.

     As of December 31, 1999, the Trustee of the Chris-Craft/UTV Employees' Stock Purchase Plan (the "Stock Purchase Plan") held 209,070 shares of Common Stock (2.2% of the outstanding shares), and the Trustees under the Issuer's Profit Sharing Plan (the "Profit Sharing Plan") held 10,000 shares of Common Stock, an insignificant percentage of the outstanding shares. Under provisions of the Stock Purchase Plan, a committee appointed by the Board of Directors of the Issuer to administer the plan is empowered to direct voting of the shares held by the Trustee under that plan, and the Trustees under the Profit Sharing Plan are empowered to vote and dispose of the shares held by that plan. John C. Siegel and Brian C. Kelly are members of the committee under the Stock Purchase Plan, and Garth S. Lindsey, John C. Siegel and Evan C Thompson are the Trustees of the Profit Sharing Plan.

     Please see Item 6 below with regard to the Voting Agreement and the irrevocable proxy, both described in Item 6.

     Except as disclosed above, neither Chris-Craft nor BHC is aware of (i) any beneficial ownership of shares of Common Stock by any of the persons named in
Item 2 above or by any associate of any such person or (ii) any transaction effected in the Common Stock during the last 60 days by any of such persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONS WITH RESPECT TO SECURITIES OF THE ISSUER.

     In April of 1982, Chris-Craft and BHC acquired 1,071,027 shares of Common Stock from American Financial Corporation.

     Pursuant to the Issuer's 1995 Director Stock Option Plan, on each of April 25, 1996,

                               Page 7 of 11 Pages

May 6, 1997, May 5, 1998, May 3, 1999 and May 15, 2000, John L. Eastman and Norman Perlmutter each received immediately exercisable five-year options to purchase 1,000 shares of Common Stock.

     Please see Item 4 for a description of the Merger Agreement.

     BHC entered into a Voting Agreement, dated as of August 13, 2000, among The News Corporation Limited, News Publishing Australia Limited and BHC (the "Voting Agreement"), which is incorporated herein by reference to Exhibit 10.1 to the 8-K. Pursuant to the Voting Agreement, BHC agreed to vote all shares of Common Stock beneficially owned or thereafter acquired by BHC:

          (i) in favor of the adoption of the Merger Agreement and the approval of the Merger (as defined in the Merger Agreement);

          (ii) against any action, proposal or agreement that could be reasonably expected to (a) result in a breach in any material respect of any covenant, representation or warranty or any other obligation of the Issuer under the Voting Agreement or the Merger Agreement, (b) materially impede, interfere with, delay, postpone or adversely affect the Merger (as defined in the Merger Agreement) or (c) result in a failure to fulfill any one of the conditions to the Merger Agreement; and

          (iii) against any Competing Transaction (as defined in the Merger Agreement) or Superior Proposal (as defined in the Merger Agreement).

     BHC also executed an irrevocable proxy to persons nominated by Buyer to vote the Common Stock beneficially owned or thereafter acquired by BHC in the manner set forth in the Voting Agreement. This irrevocable proxy is incorporated herein by reference to Exhibit 10.2 to the 8-K.

     The foregoing descriptions of the Merger Agreement, Voting Agreement and irrevocable proxy are qualified in their entirety by reference to such documents as they appear in the corresponding exhibits attached hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 2.1       Agreement and Plan of Merger, dated as
                          of August 13, 2000, among the Issuer, The
                          News Corporation Limited, News Publishing
                          Australia Limited and Fox Television
                          Holdings, Inc., incorporated by reference to
                          Exhibit 2.1 to the Current Report on Form
                          8-K of the Issuer filed on August 23, 2000.

        Exhibit 10.1 Voting Agreement, dated as of August 13, 2000, among The News Corporation Limited, News Publishing Australia Limited and BHC


                               Page 8 of 11 Pages

                          Communications, Inc., incorporated by
                          reference to Exhibit 10.1 to the Current
                          Report on Form 8-K of the Issuer filed on August 23, 2000.

        Exhibit 10.2      Irrevocable Proxy to vote Common Stock
                          of the Issuer, incorporated by reference to
                          Exhibit 10.2 to the Current Report on Form
                          8-K of the Issuer filed on August 23, 2000.

        Exhibit 99.1      Agreement to File Joint Schedule 13D,
                          dated July 27, 1981, between Chris-Craft and
                          BHC.


                               Page 9 of 11 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:    September 1, 2000


                            CHRIS-CRAFT INDUSTRIES, INC.


                            By:   /s/       Brian C. Kelly
                                  -------------------------------------------
                                  Name:     Brian C. Kelly
                                  Title:    Senior Vice President and General
                                            Counsel


                            BHC COMMUNICATIONS, INC.


                            By:   /s/       Brian C. Kelly
                                  -------------------------------------------
                                  Name:     Brian C. Kelly
                                  Title:    Senior Vice President and General
                                            Counsel






                               Page 10 of 11 Pages

                                  EXHIBIT INDEX


Exhibit No.          Exhibit
2.1                  Agreement and Plan of Merger, dated as of August 13, 2000, among United Television, Inc., The News Corporation
                     Limited, News Publishing Australia Limited and Fox
                     Television Holdings, Inc., incorporated by reference to
                     Exhibit 2.1 to the Current Report on Form 8-K of the
                     Issuer filed on August 23, 2000.

10.1                 Voting Agreement, dated as of August 13, 2000, among The
                     News Corporation Limited, News Publishing Australia Limited and BHC Communications, Inc., incorporated by reference to
                     Exhibit 10.1 to the Current Report on Form 8-K of the
                     Issuer filed on August 23, 2000.

10.2                 Irrevocable Proxy to vote Common Stock of United
                     Television, Inc., dated August 13, 2000, incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K of the Issuer filed on August 23, 2000.

99.1                 Agreement to File Joint Schedule 13D, dated July 27, 1981.




                               Page 11 of 11 Pages